UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
(Amendment No. )*
Under the Securities Exchange Act of 1934

The Lion Electric Company
(Name of Company)

Common shares
(Title of Class of Securities)

536221104
(CUSIP Number)

Delia Cristea, esq.
Power Sustainable Capital Inc.
751 Square Victoria
Montreal, Quebec, H2Y 2J3, Canada
+1-514-286-8989
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2022
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule 13D because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.
____________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 536221104	SCHEDULE 13D	Page 2 of 10 Pages
1	NAMES OF REPORTING PERSONS
Power Energy Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada (Z4)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
89,257,099[1]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
89,257,099[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
89,257,099[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
39.2%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

_____________________________
1 Represents (i) 77,143,685 Common Shares held by the Reporting Persons, (ii) 2,270,895 Common Shares which may be acquired by Power Energy through the exercise of its options under that certain Option Agreement, dated November 27, 2020, by and among Power Energy, on the one hand, and XPND, 9368-2722 and 9231-9979, on the other hand, and (iii) 9,842,519 Common Shares issuable upon exercise of Warrants owned by the Reporting Persons. Each capitalized term in this footnote has the meaning ascribed to it herein below.
2 All percentages of Common Shares outstanding contained herein are based on 227,922,481 Common Shares outstanding, consisting of (i) 218,079,962 Common Shares, as disclosed in the Company’s prospectus supplement filed on December 13, 2022, and (ii) 9,842,519 Common Shares issuable upon the exercise of Warrants held by the Reporting Persons.

CUSIP No.: 536221104	SCHEDULE 13D	Page 3 of 10 Pages
1	NAMES OF REPORTING PERSONS
Power Sustainable Capital Inc

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada (Z4)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
89,257,099[3]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
89,257,099[3]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
89,257,099[3]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
39.2%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

_____________________________
3 See footnote 1.
4 See footnote 2.

Item 1. Security and Company
This Schedule 13D (as may be amended and supplemented from time to time, the “Schedule 13D”) relates to the common shares (the “Common Shares”) of The Lion Electric Company, a corporation governed by the laws of Québec (the “Company”). The principal executive offices of the Company are located at 921 chemin de la Rivière-du-Nord, Saint-Jerome, Quebec, J7Y 5G2, Canada.
Item 2. Identity and Background
(a)	This statement is being filed by the following persons (the “Reporting Persons”):
(i)	Power Sustainable Capital Inc., a corporation governed by the laws of Canada (“Power Sustainable”)
(ii)	Power Energy Corporation, a corporation governed by the laws of Canada (“Power Energy”).
(b)	The address of each of the Reporting Persons is 751 Square Victoria, Montreal, Quebec, H2Y 2J3, Canada.
(c)
Set forth in Annex A attached hereto and incorporated herein by reference is a list of the persons required to be identified in respect of the Reporting Persons pursuant to General Instruction C to Schedule 13D (collectively, the “Covered Persons”), and the business address and, in the case of Covered Persons who are not Reporting Persons, the present principal occupation, of each of the Covered Persons. The principal business of the Reporting Persons is making securities and other investments.

(d)
During the last five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, none of the Covered Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, none of the Covered Persons, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Information regarding the citizenship of each of the Covered Persons is set forth in Annex A.
Item 3. Source and Amount of Funds or Other Consideration
On December 16, 2022, Power Energy purchased 9,842,519 units (“Units”) in an offering (the “Offer”) by the Company at a purchase price of $2.54 per unit, with each Unit consisting of one Common Share and one common share purchase warrant (each a “Warrant”).  Each Warrant entitles the holder thereof to purchase one Common Share at an exercise price of $2.80 per share, exercisable for a period of five years following the closing of the Offer. All of the foregoing Units were acquired with funds advanced by Power Sustainable, Power Energy’s sole owner.
 On May 6, 2021, the Company completed the transactions contemplated by that certain Business Combination Agreement, dated as of November 30, 2020, entered into between Lion Electric Merger Sub Inc. and Northern Genesis Acquisition Corp. (the “Business Combination”). Immediately prior to the completion of the Business Combination, the Company completed a reorganization (the “Pre-Closing Reorganization”) which included a share split, pursuant to which each Common Share outstanding immediately prior to such share split was converted into 4.1289 Common Shares.
Prior to the Pre-Closing Reorganization, Power Energy owned 13,743,819 Common Shares, which were acquired by Power Energy in October 2017, pursuant to a subscription agreement, by and among, the Company and Power Energy and a share purchase agreement, by and among the Company, Power Energy and certain other parties thereto. Following the Pre-Closing Reorganization, but prior to the Business Combination or PIPE Transaction (defined below), Power Energy owned 69,959,334 Common Shares, representing (i) 56,746,854 Common Shares, as a result of the stock split in Pre-Closing Reorganization and (ii) 13,212,480 Common Shares that could be acquired by Power Energy through the Option Agreement (as defined below).  On May 6, 2021, Power Energy purchased 1,662,500 Common Shares from the Company, at a price of $10.00 per share, in a private placement that closed immediately prior to the closing of the Business Combination, pursuant to a subscription agreement previously entered into by and between Power Energy and the Company on November 30, 2020 (the “PIPE Transaction”). Following the Pre-Closing Reorganization, Business Combination, PIPE Transaction, and the exercise of the first and second call options under the Option Agreement, but prior to the Offer, Power Energy beneficially owned 69,572,061 Common Shares, representing (i) 67,301,166 Common Shares held and (ii) 2,270,895 Common Shares that could be acquired by Power Energy through the Option Agreement. All of the foregoing Common Shares were acquired with funds advanced by Power Sustainable.
The information set forth in Item 5(c) regarding Pierre-Olivier Perras is incorporated herein by reference.
Item 4.  Purpose of Transaction.
The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.
General
The Reporting Persons beneficially own the Common Shares and Warrants for investment purposes. The Reporting Persons continuously assess the Company’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, and subject to any restrictions described herein, the Reporting Persons may acquire additional securities of the Company or new securities of the Company or may determine to purchase, sell or otherwise dispose of all or some of the Company’s securities beneficially owned by the Reporting Persons in the open market, as applicable, in privately negotiated transactions, in transactions directly with the Company or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Company, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to their investment decision.
Lock-Up Letter
On December 12, 2022, Power Energy entered into a lock-up letter with B. Riley Securities, and National Bank Financial, Inc. (collectively, the “Underwriters”) with respect to the Common Shares owned by Power Energy following the Offer (the “Lock-Up Agreement”). Pursuant to the Lock-Up Agreement, Power Energy agreed, subject to certain customary exceptions, not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Common Shares owned by Power Energy or any securities convertible into or exercisable or exchangeable for Common Shares, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Shares, in each case  until the date that is 90 days after December 12, 2022.
Nomination Rights Agreement
On May 6, 2021, in connection with the closing of the Business Combination, Power Energy entered into a Nomination Rights Agreement with the Company and 9368-2672 Québec Inc. (“9368-2672”), pursuant to which each of Power Energy and 9368-2672 were granted certain rights to nominate members of the Company’s board of directors (the “Board”) for so long as it holds a requisite percentage of the total voting power of the Company. Under the terms of the Nomination Rights Agreement, each of Power Energy and 9368-2672 will, for so long as it and its affiliates collectively hold at least 20% of the outstanding Common Shares on a non-diluted basis, be entitled to designate a number of director nominees equal to the product of (rounding to the nearest whole number) (i) the percentage of the outstanding Common Shares held by it (on a non-diluted basis) multiplied by (ii) the size of the Board.

The Nomination Rights Agreement further provides that for so long as Power Energy has the right to designate a director nominee, it shall have the right to designate one of its director nominees as the Chairman of the Board. In the event that such designated director nominee is not an independent director, the remaining directors will select a lead independent director from amongst the independent directors of the Board. Each of Power Energy and 9368-2672 also has the right under the Nomination Rights Agreement to appoint one member of each committee of the Board, except as otherwise set forth therein.
The foregoing description of the Nomination Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, refence to the Nomination Rights Agreement, included as Exhibit 10.14 of the Company’s Form F-1 filed on May 28, 2021.
Pursuant to the Nomination Rights Agreement, Power Energy nominated Pierre Larochelle and Pierre-Olivier Perras (a director of Power Energy) to the Board, designating Mr. Larochelle as Chairman of the Board.
Registration Rights Agreement
On May 6, 2021, in connection with the closing of the Business Combination, the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with Power Energy, 9368-2672, and Amazon.com NV Investment Holdings LLC (each such party, a “Holder” and collectively, the “Holders”), relating to the registration or qualification by prospectus in the United States and/or Canada of Common Shares held by the Holders.
Pursuant to the Registration Rights Agreement, each Holder will, for so long as it and its affiliates collectively hold at least 10% of the outstanding Common Shares on a non-diluted basis and provided such Common Shares are “Registrable Securities” as contemplated by the Registration Rights Agreement, will have a demand right for the Company to conduct an underwritten public offering of Common Shares under the U.S. Securities Act of 1933 and/or applicable Canadian securities laws. Each Holder is entitled to certain incidental registration rights in connection with demand registrations initiated by another Holder, as well as to certain “piggy-back” registration rights in the event that the Company proposes to register securities as part of a public offering.
The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, reference to the Registration Rights Agreement, included as Exhibit 4.3 of the Company’s Form F-1 filed on May 28, 2021.
Item 5. Interest in Securities of the Company.

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Amendment and the information set forth or incorporated in Items 2 and 4 is incorporated by reference in its entirety into this Item 5.
(a) and (b)
Each of the Reporting Persons may be deemed to beneficially own and share the power to vote and dispose of 89,257,099 Common Shares, which represents 39.2% of the Common Shares outstanding, consisting of (i) 77,143,685 Common Shares, (ii) 2,270,895 Common Shares which may be acquired by Power Energy through the exercise of its options under that certain option agreement, dated November 27, 2020, by and among Power Energy,  on the one hand, and XPND Croissance Fund L.P. (“XPND”), 9368-2722 Québec Inc. (“9368-2722”) and 9231-9979 Québec Inc. (“9231-9979”), on the other hand, and (iii) 9,842,519 Common Shares issuable to Power Energy, to the extent Power Energy elects to exercise 9,842,519 warrants to purchase Common Shares held at an exercise price of $2.80 per share. All percentages of Common Stock outstanding contained herein are based on 227,922,481 Common Shares outstanding, consisting of (i) 218,079,962 Common Shares outstanding following the Closing, as disclosed in the Company’s prospectus supplement filed on December 13, 2022, and (ii) 9,842,519 Common Shares issuable upon the exercise of Warrants held by the Reporting Persons. Power Sustainable, as the sole owner of Power Energy, may be deemed to be the beneficial owner of the Common Shares held by Power Energy.

As a result of direct and indirect securities holdings, Power Corporation of Canada (“PCC”) and the Desmarais Family Residuary Trust (the “Trust”), which was created on October 8, 2013 under the Last Will and Testament of Paul G. Desmarais, the trustees of which are Paul Desmarais Jr., André Desmarais, Sophie Desmarais, Michel Plessis-Bélair and Guy Fortin, may be deemed to control the Reporting Persons. Decisions with respect to voting the shares of PCC held directly and indirectly by the Trust are determined by a majority of the trustees, excluding Sophie Desmarais. PCC, a corporation organized under the laws of Canada, is an international management and holding company with its principal place of business at 751 Victoria Square, Montreal, Québec, H2Y 2J3, Canada. The Trust was formed under the laws of Québec and has its address at 759 Square Victoria, Montreal, Québec, H2Y 2J7, Canada.
Mr. Perras is a beneficial owner of 7,874 Common Shares, consisting of 3,937 Common Shares and warrants exercisable for 3,937 Common Shares.

(c)  Other than as disclosed in Item 3, the Reporting Persons have not engaged in any transaction during the past 60 days involving Common shares. On December 16, 2022, Mr. Perras acquired 3,937 Units in the Offer at a purchase price of $2.54 per Unit, with each Unit consisting of one Common Share and one Warrant.

(d)          No person other than Power Energy is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons and described in this Item 5.

(e)          Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company
The information provided or incorporated by reference in Item 4 is hereby incorporated by reference in its entirety into this Item 6.
In connection with the Offer, the Company issued to Power Energy the Warrants, the form of which is attached as Exhibit 99.2 hereto and is incorporated herein by reference.
On November 27, 2020, Power Energy, on the one hand, and XPND, 9368-2722 and 9231-9979, on the other hand (collectively, the “Option Securityholders”) entered into an option agreement (the “Option Agreement”) pursuant to which each Option Securityholder has granted an option to Power Energy to acquire Common Shares held by such Option Securityholder. Under the Option Agreement, Power Energy has the right, subject to the terms and conditions set out therein, to purchase from the Option Securityholders, on a pro rata basis (i) up to 2,100,000 Common Shares at a price per share of $12.44 (or, following the completion of the Pre-Closing Reorganization, up to 8,670,690 Common Shares at a price per share of $3.01) at any time on or before March 15, 2022, (ii) up to 550,000 Common Shares at a price per share of $26.09 (or, following the completion of the Pre-Closing Reorganization, up to 2,270,895 Common Shares at a price per share of $6.32) at any time on or before April 30, 2022, and (iii) up to 550,000 Common Shares at a price per share of $65.22 (or, following the completion of the Pre-Closing Reorganization, up to 2,270,895 Common Shares at a price per share of $15.80) at any time on or before October 31, 2023. Under the Option Agreement, Power Energy may elect to exercise any of the foregoing options on a cashless basis, whereby the number of Common Shares to be so acquired will be determined on the basis of the market price of the Common Shares as of immediately prior to such exercise. Power Energy has exercised its rights under the Option Agreement to acquire 8,891,812 Common Shares.
Pursuant to the Company’s Omnibus Plan, the Company awards Deferred Share Units (each, a “DSU”) to outside members of the Board (“Outside Directors”), including Mr. Perras. On December 23, 2022, the Company awarded 16,070 DSUs to Mr. Perras, bringing his total holdings of DSUs to 24,266. As disclosed in the Company’s Annual Report Pursuant to Section 13 of the Securities Exchange Act of 1934, filed by the Company on March 29, 2022 with respect to the fiscal year ended December 31, 2021, all DSUs granted to Company directors under the Omnibus Plan vest entirely on the date of grant and take the form of a bookkeeping entry credited to the eligible director’s account, to be paid after the director ceases to act as a Company director. In the event any dividend were to be paid on the Common Shares, outstanding DSUs would earn dividend equivalents in the form of additional DSUs at the same rate as dividends would be paid on the Common Shares. DSUs will be settled in cash and/or in Common Shares of the Company purchased on the open market or issued from the Company’s treasury, at the discretion of the Board. Each Outside Director can elect to receive up to 100% of his or her annual cash retainer in the form of DSUs. The cash and equity retainers are payable bi-annually with the number of DSUs to be issued determined based on the volume-weighted average trading price on the Toronto Stock Exchange for the five trading days prior to each such issuance.
The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. A copy of such agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.
Item 7. Materials to be Filed as Exhibits
Exhibit Number	Description
99.1	Joint Filing Agreement
99.2	Form of Warrant
99.3	Form of Lock-Up Letter (incorporated by reference to Exhibit B to the Underwriting Agreement filed on Form 6-K on December 14, 2022)
99.5	Registration Rights Agreement (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form F-1 filed on May 28, 2021)
99.6	Nomination Rights Agreement (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form F-1 filed with the SEC on May 28, 2021). Nomination Rights Agreement)
99.7	Option Agreement
99.8	The Lion Electric Company Omnibus Incentive Plan, effective May 6, 2021 (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-1 filed with the SEC on May 28, 2021)

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.
Dated: December 23, 2022	Power Sustainable Capital Inc

	By:	/s/ Delia Cristea
	Name:	Delia Cristea
	Title:	General Counsel and Secretary

Dated: December 23, 2022	Power Energy Corporation

	By:	/s/ Delia Cristea
	Name:	Delia Cristea
	Title:	General Counsel and Secretary

Annex A

Executive Officers and Directors of Power Sustainable Capital Inc.
Name	Residence or business address	Occupation; Name and principal address of employer	Citizenship
André Desmarais	751 Victoria Square, Montreal, Quebec, H2Y 2J3, Canada	Vice-Chairman, Power Corporation of Canada, 751 Victoria Square, Montreal, Quebec, H2Y 2J3, Canada	Canadian
Jacques Parisien	751 Victoria Square, Montreal, Quebec, H2Y 2J3, Canada	Senior Advisor, Power Sustainable Capital Inc., 751 Victoria Square, Montreal, Quebec, H2Y 2J3, Canada	Canadian
Claude Généreux	751 Victoria Square, Montreal, Quebec, H2Y 2J3, Canada	Executive Vice-President, Power Corporation of Canada. 751 Victoria Square, Montreal, Quebec, H2Y 2J3, Canada	Canadian
Michel Pléssis-Bélair	751 Victoria Square, Montreal, Quebec, H2Y 2J3, Canada	Vice-Chairman, Power Corporation of Canada, 751 Victoria Square, Montreal, Quebec, H2Y 2J3, Canada	Canadian
Denis Le Vasseur	751 Victoria Square, Montreal, Quebec, H2Y 2J3, Canada	Vice-President and Controller, Power Corporation of Canada, 751 Victoria Square, Montreal, Quebec, H2Y 2J3, Canada	Canadian
Olivier Desmarais	751 Victoria Square, Montreal, Quebec, H2Y 2J3, Canada	Chairman and Chief Executive Officer, Power Sustainable Capital Inc., 751 Victoria Square, Montreal, Quebec, H2Y 2J3, Canada	Canadian
Arnaud Bellens	751 Victoria Square, Montreal, Quebec, H2Y 2J3, Canada	Partner, President, Power Sustainable Capital Inc., 751 Victoria Square, Montreal, Quebec, H2Y 2J3, Canada	Canadian and Belgian
Eoin Ó hÓgáin	751 Victoria Square, Montreal, Quebec, H2Y 2J3, Canada	Partner, Chief Investment Officer, Power Sustainable Capital Inc., 751 Victoria Square, Montreal, Quebec, H2Y 2J3, Canada	Canadian and Irish
Delia Cristea	751 Victoria Square, Montreal, Quebec, H2Y 2J3, Canada	Partner, General Counsel and Secretary, Power Sustainable Capital Inc., 751 Victoria Square, Montreal, Quebec, H2Y 2J3, Canada	Canadian and Romanian
David Gagnon	751 Victoria Square, Montreal, Quebec, H2Y 2J3, Canada	Partner, Head of Business Development and Partnerships, Power Sustainable Capital Inc., 751 Victoria Square, Montreal, Quebec, H2Y 2J3, Canada	Canadian and British

Executive Officers and Directors of Power Energy Corporation

Name	Residence or business address	Occupation; Name and principal address of employer	Citizenship
Olivier Desmarais	751 Victoria Square, Montreal, Quebec, H2Y 2J3, Canada	Chairman and Chief Executive Officer, Power Sustainable Capital Inc., 751 Victoria Square, Montreal, Quebec, H2Y 2J3, Canada	Canadian
Arnaud Bellens	751 Victoria Square, Montreal, Quebec, H2Y 2J3, Canada	Partner, President, Power Sustainable Capital Inc., 751 Victoria Square, Montreal, Quebec, H2Y 2J3, Canada	Canadian and Belgian
Pierre-Olivier Perras	751 Victoria Square, Montreal, Quebec, H2Y 2J3, Canada	Managing Partner and Chief Executive Officer, Power Sustainable Energy Infrastructure Inc., 751 Victoria Square, Montreal, Quebec, H2Y 2J3, Canada	Canadian
Delia Cristea	751 Victoria Square, Montreal, Quebec, H2Y 2J3, Canada	Partner, General Counsel and Secretary, Power Sustainable Capital Inc., 751 Victoria Square, Montreal, Quebec, H2Y 2J3, Canada	Canadian and Romanian

Executive Officers and Directors of Power Corporation of Canada

Name	Residence or business address	Occupation; Name and principal address of employer	Citizenship
Pierre Beaudoin	400 Côte-Vertu Road West, Dorval, Québec, H4S 1Y9, Canada	Chairman, Bombardier Inc., 400 Côte-Vertu Road West, Dorval, Québec, H4S 1Y9, Canada	Canadian
Marcel R. Coutu	225 6th Avenue S.W., Suite 1210, Calgary, Alberta, T2P 1N2, Canada	Company Director	Canadian
André Desmarais	751 Victoria Square, Montreal, Quebec, H2Y 2J3, Canada	Deputy Chairman, Power Corporation of Canada, 751 Victoria Square, Montreal, Quebec, H2Y 2J3, Canada	Canadian
Paul Desmarais, Jr.	751 Victoria Square, Montreal, Quebec, H2Y 2J3, Canada	Chairman, Power Corporation of Canada, 751 Victoria Square, Montreal, Quebec, H2Y 2J3, Canada	Canadian
Gary A. Doer	77 King Street West, Suite 400, Toronto, Toronto, Ontario, M5K 0A1, Canada	Senior Business Advisor, Dentons Canada LLP, 77 King Street West, Suite 400, Toronto, Ontario, M5K 0A1, Canada	Canadian
Anthony R. Graham	22 St. Clair Avenue East, Suite 2001, Ontario, M4T 2S3, Canada	Chairman and Chief Executive Officer, Sumarria Inc., 22 St. Clair Avenue East, Suite 2001, Toronto, Ontario, M4T 2S7	Canadian
Sharon MacLeod	9309, 8th Line, Georgetown, Ontario, L7G 4S5, Canada	Company Director	Canadian
Paula B. Madoff	260 West 11 Street, New York, NY 10014 USA	Company Director and Advisory Director to the Goldman Sachs Group, 200 West Street, New York, NY 10282 USA	American
Isabelle Marcoux	1 Place Ville-Marie, Suite 3240, Montréal, Québec, H3B 0G1, Canada	Chair of the Board, Transcontinental Inc., 1 Place Ville-Marie, Suite 3240, Montréal, Québec, H3B 0G1, Canada	Canadian
Christian Noyer	53 rue Geoffroy-Saint-Hilaire, 75005, Paris, France	Company Director	French
R. Jeffrey Orr	751 Victoria Square, Montreal, Quebec, H2Y 2J3, Canada	President and Chief Executive Officer, Power Corporation of Canada, 751 Victoria Square, Montreal, Quebec, H2Y 2J3, Canada	Canadian
T. Timothy Ryan, Jr.	10295 Collins Avenue, Unit 404, Bal Harbour, FL, 33154 USA	Company Director	American
Siim A. Vanaselja	232 Douglas Drive, Toronto, Ontario, M4W 2C1, Canada	Company Director	Canadian
Elizabeth D. Wilson	277 Wellington Street West, Toronto, Ontario, M5V 3H2, Canada	Vice-Chair, Chartered Professional Accountants of Canada, 277 Wellington Street West, Toronto, Ontario, M5V 3H2, Canada	Canadian
Claude Généreux	751 Victoria Square, Montreal, Quebec, H2Y 2J3, Canada	Executive Vice-President, Power Corporation of Canada, 751 Victoria Square, Montreal, Quebec, H2Y 2J3, Canada	Canadian
Gregory D. Tretiak	751 Victoria Square, Montreal, Quebec, H2Y 2J3, Canada	Executive Vice-President and Chief Financial Officer, Power Corporation of Canada, 751 Victoria Square, Montreal, Quebec, H2Y 2J3, Canada	Canadian

Trustees of the Desmarais Family Residuary Trust, other than Sophie Desmarais

Name	Residence or business address	Occupation; Name and principal address of employer	Citizenship
Paul Desmarais, Jr.	751 Victoria Square, Montreal, Quebec, H2Y 2J3, Canada	Chairman, Power Corporation of Canada, 751 Victoria Square, Montreal, Quebec, H2Y 2J3, Canada	Canadian
André Desmarais	751 Victoria Square, Montreal, Quebec, H2Y 2J3, Canada	Deputy Chairman, Power Corporation of Canada, 751 Victoria Square, Montreal, Quebec, H2Y 2J3, Canada	Canadian
Michel Pléssis-Bélair	751 Victoria Square, Montreal, Quebec, H2Y 2J3, Canada	Vice-Chairman, Power Corporation of Canada, 751 Victoria Square, Montreal, Quebec, H2Y 2J3, Canada	Canadian
Guy Fortin	759 Victoria Square, Montreal, Quebec, H2Y 2J7, Canada	Attorney	Canadian